As filed with the Securities and Exchange Commission on September 5, 2000
                                                     Registration No. 333-38782
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                       VITESSE SEMICONDUCTOR CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)


            Delaware                                         3674                                         77-0138960
(State or other jurisdiction of                  (Primary Standard Industrial                          (I.R.S. Employer
 incorporation or organization)                  Classification Code Number)                        Identification Number)
                                                       741 Calle Plano
                                                     Camarillo, CA 93012
                                                        (805) 388-3700
                               (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                                       -----------------------

                               Louis R. Tomasetta
                                   President
                       Vitesse Semiconductor Corporation
                                741 Calle Plano
                              Camarillo, CA 93012
                                 (805) 388-3700
                            -----------------------

    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            -----------------------

                                   Copies to:
                               Francis S. Currie
                             Davis Polk & Wardwell
                              1600 El Camino Real
                              Menlo Park, CA 94025
                                 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
|-| ----------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                            -----------------------


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


================================================================================

                       VITESSE SEMICONDUCTOR CORPORATION


             4.00% Convertible Subordinated Debentures due 2005 and the Common Stock Issuable Upon Conversion of the Debentures

                            -----------------------

     Vitesse Semiconductor Corporation issued the debentures in a private placement in March 2000. This prospectus will be used by selling securityholders to resell their debentures and the common stock issuable upon conversion of the debentures. We will not receive any of the proceeds from the sale of these securities.

     Holders of the debentures may convert, subject to specified conditions, the debentures into shares of our common stock at a conversion price of $112.1875 per share (equal to a conversion rate of 8.9136 shares per $1,000 principal amount of debentures), subject to adjustment as described in this prospectus.

     On or after March 15, 2003, we may redeem some or all of the debentures at the redemption prices described in this prospectus under "Description of the Debentures--Optional Redemption".

     Upon the occurrence of designated events, including a change of control of Vitesse, holders of the debentures may require us to repurchase some or all of their debentures.


     The debentures will be our unsecured subordinated obligations and will rank junior in right of payment to all of our existing and future senior indebtedness and will be effectively subordinated to all indebtedness and all other liabilities of our subsidiaries. As of June 30, 2000, we had $7.6 million of outstanding senior indebtedness.

     Our shares are listed for trading on The Nasdaq Stock Market's National Market under the symbol "VTSS". On August 31, 2000, the last reported sales price of our common stock on the Nasdaq National Market was $88.8125.


     Investing in our common stock involves risks. See "Risk Factors" starting on page 3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



               The date of this Prospectus is August [__], 2000.

                               TABLE OF CONTENTS

                                                Page
                                                ----

Forward Looking Statements.................       i
Where You Can Find Additional
  Information..............................      ii
Prospectus Summary.........................       1
Risk Factors...............................       3
Use of Proceeds............................       7

Ratio of Earnings to Fixed Charges.........       7

Selected Consolidated Financial Data.......       8
Description of the Debentures..............       9
Certain United States Tax Considerations...      23
Selling Securityholders....................      26
Plan of Distribution.......................      27
Legal Matters..............................      28
Independent Auditors.......................      28

            -----------------------

     In deciding whether to purchase the securities offered by this prospectus, you should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. You should assume that the information contained in this prospectus is accurate only as of the date appearing on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may change after that date.

     In making your investment decision regarding the securities offered by this prospectus, you must rely on your own examination of us and the terms of the offering, including the merits and risks involved. You should not consider any information in this prospectus as investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of the debentures or the common stock issuable upon conversion of the debentures. Vitesse is not making any representation to any potential purchaser or purchasers of the debentures or the common stock issuable upon conversion of the debentures regarding the legality of an investment in the debentures by such potential purchaser or purchasers under appropriate investment or similar laws.

                           FORWARD-LOOKING STATEMENTS

     Our disclosure and analysis in this prospectus and the information incorporated by reference herein contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these statements include, among other things, statements relating to:

    o     our business strategy;

    o     the development of our products;

    o     our projected capital expenditures; and

    o     our liquidity.

     These forward-looking statements speak only as of the date of this prospectus or as of the date of the information incorporated by reference herein. Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. These risks and uncertainties include, among others, subordination of the debentures to current and future debt, our dependence on certain customers, fluctuations in our operating results, risks related to potential acquisitions, general economic and business conditions, and various other events, conditions and circumstances, many of which are beyond our control and the control of the initial purchasers. See the section entitled "Risk Factors" for a more complete description of the risks associated with investing in the debentures. Many factors mentioned in our discussion in this prospectus will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"), in accordance with the Securities Exchange Act of 1934 (the "Exchange Act"). You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the SEC in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the SEC are available to the public over the Internet at the SEC's World Wide Web site at www.sec.gov.

     We have filed a registration statement on Form S-3 under the Securities Act of 1933 (the "Securities Act") with respect to our debentures and the common stock issuable upon conversion of the debentures. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Some information is omitted and you should refer to the registration statement and its exhibits.

     The SEC allows us to "incorporate by reference" the information we have previously filed with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

     (a) Our Annual Report on Form 10-K for the fiscal year ended September 30, 1999.


     (b) Our Quarterly Reports on Form 10-Q for the quarters ended December 31, 1999, March 31, 2000 and June 30, 2000.

     (c) Our current reports on Form 8-K dated March 6, 2000, March 13, 2000, March 27, 2000, March 31, 2000 (as amended on May 25, 2000 and June 7, 2000), April 10, 2000, April 19, 2000, May 31, 2000 (as amended on August 9, 2000) and September 5, 2000.


     (d) The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on November 8, 1991, including any amendment or report filed for the purpose of updating any such description.

     You may request a copy of these filings, at no cost, by writing, calling or e-mailing us at the following address:

     Vitesse Semiconductor Corporation
     741 Calle Plano
     Camarillo, CA 93012 Attention: Investor Relations (805) 388-3700 invest@vitesse.com.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus or in the information incorporated by reference herein and does not contain all the information you need to consider in making your investment decision. You should read carefully this entire prospectus.

                                  The Company

     Vitesse is a leader in the design, development, manufacturing and marketing of high-performance digital integrated circuits. Integrated circuits are components necessary to all electronic systems. Our principal executive offices are located at 741 Calle Plano, Camarillo, CA 93012 and our telephone number is (805) 388-3700. For more information about Vitesse, we encourage you to review the reports we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended September 30, 1999, and our Quarterly Reports on Form 10-Q for the quarters ended December 31, 1999 and March 31, 2000. References to "Vitesse," the "Company," "we," "us" and "our" in this prospectus refer to Vitesse Semiconductor Corporation and its subsidiaries unless the context requires otherwise.


                                  The Offering

Securities                       Offered $720 million in aggregate principal
                                 amount of 4.00% Convertible Subordinated
                                 Debentures due 2005.

Maturity                         March 15, 2005.

Interest Payment Dates March 15 and September 15 of each year, commencing September 15, 2000. The initial interest payment will include accrued interest from the date the debentures are issued.

Interest Rate                    4.00% per year.

Optional Conversion by Holders   Holders may convert the debentures at any time
                                 prior to March 15, 2005, unless previously redeemed or repurchased, into shares of common stock at a conversion price of $112.1875 per share (equal to a conversion rate of 8.9136 shares per $1,000 principal amount of debentures), subject to adjustment under certain circumstances.

Optional Redemption by Vitesse On or after March 15, 2003, we may redeem some or all of the debentures at the redemption prices provided under "Description of the Debentures--Optional Redemption by Vitesse," plus accrued and unpaid interest to but excluding the redemption date.

Repurchase                       Rights of Holders Each  holder of debentures
                                 may require us to repurchase all of the
                                 holder's debentures at 100% of their principal amount plus accrued and unpaid interest in the event our common stock is no longer publicly traded or following certain change of control events. The repurchase price is payable in:

                                 o    cash; or

                                 o at our option, subject to the satisfaction of certain conditions, in common stock. The number of shares of common stock will equal the purchase price divided by 95% of the average closing prices for the five consecutive trading days ending on and including the third trading day prior to the repurchase date.


Subordination                    The debentures will be our unsecured
                                 subordinated obligations and will rank junior in right of payment to all of our existing and future Senior Debt (as defined under "Description of the Debentures "). The debentures will be effectively subordinated to all indebtedness and other liabilities of our subsidiaries. As of June 30, 2000, we had $7.6 million of outstanding Senior Debt.


Use of Proceeds                  We will not receive any of the proceeds from
                                 the sale by any selling securityholder of the debentures or the underlying common stock.

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus before deciding to purchase the debentures or the common stock issuable upon conversion of the debentures. Any of these risks could have a material adverse effect on our business, financial condition, results of operations and prospects, which could in turn have a material adverse effect on the price of the debentures and the common stock issuable upon conversion.

     We are Dependent on a Small Number of Customers in a Few Industries


     We intend to continue focusing our sales effort on a small number of customers in the communications and test equipment markets that require high-performance integrated circuits. Some of these customers are also our competitors. For the nine months ended June 30, 2000, our three largest customers accounted for 13%, 10% and 10% of our total revenues and no other customer accounted for more than 10% of our total revenues. If any of our major customers delays orders of our products or stops buying our products, our business and financial condition would be severely affected.


     Our Operating Results May Fluctuate

     Our quarterly revenues and expenses may fluctuate in the future. These variations may be due to a number of factors, many of which are outside our control. Factors that could affect our future operating results include the following:

    o     The loss of major customers
    o Variations, delays or cancellations of orders and shipments of our products
    o     Reduction in the selling prices of our products
    o     Significant changes in the type and mix of products being sold
    o     Delays in introducing new products
    o     Design changes made by our customers
    o     Our failure to manufacture and ship products on time
    o Changes in manufacturing capacity, the utilization of this capacity and manufacturing yields
    o     Variations in product and process development costs
    o     Changes in inventory levels; and
    o     Expenses or operational disruptions resulting from acquisitions

     In the past, we have recorded significant new product and process development costs because our policy is to expense these costs at the time that they are incurred. We may incur these types of expenses in the future. In future periods, we expect a substantial increase in amortization of intangible assets resulting from recent acquisitions and interest expense resulting from recent financing activities. These additional expenses will have a material and adverse effect on our earnings in future periods. The occurrence of any of the above mentioned factors could have a material adverse effect on our business and on our financial results.

     We Have Limited Manufacturing Capacity and We Depend on a New Production Facility

     During 1998, we started producing high-performance integrated circuits at our new six-inch wafer fabrication factory in Colorado Springs, Colorado. We are faced with several risks in the successful operation of this facility as well as in our overall production operations. We had only produced finished four-inch wafers until 1998 and therefore we have limited experience with the equipment and processes involved in producing finished six-inch wafers. We do not have excess production capacity at our Camarillo plant to offset failure of the new Colorado facility to meet production goals. Further, some of our products have been qualified for manufacture at only one of the two facilities. Consequently, our failure to successfully operate the new facility could severely damage financial results.

     We also must now effectively coordinate and manage two facilities. We have limited experience in managing production facilities located at two different sites, and our failure to successfully do so could have a material adverse effect on our business and operating results.

     There Are Risks Associated with Recent and Future Acquisitions


     In fiscal 1999, we made four strategic acquisitions. In March 2000, we completed the acquisition of Orologic, Inc., in exchange for approximately 4.6 million shares of our common stock. In May 2000, we completed the acquisition of SiTera Incorporated in exchange for approximately 14.7 million shares of our common stock. Also in 2000, we have completed two smaller acquisitions for an aggregate of approximately $45.0 million in cash. These acquisitions may result in the diversion of management's attention from the day-to-day operations of the Company's business. Risks of making these acquisitions include difficulties in the integration of acquired operations, products and personnel. If we fail in our efforts to integrate recent and future acquisitions, our business and operating results could be materially and adversely affected.

     In addition, acquisitions could result in dilutive issuances of equity securities, substantial debt, and amortization expenses related to goodwill and other intangible assets. In particular, in connection with our acquisition of Orologic, Inc., we were required to expense in-process research and development of $45.6 million in the three months ended March 31, 2000. Further, we expect to amortize an aggregate of approximately $446 million of goodwill and other identifiable intangible assets over the next 2 to 6 years. We do not currently have any binding obligations with respect to any particular material acquisition; however, our management frequently evaluates strategic opportunities available. In the future we may pursue additional acquisitions of complementary products, technologies or businesses.


     Our Industry Is Highly Competitive

     The high-performance semiconductor market is extremely competitive and is characterized by rapid technological change, price erosion and increased international competition. The communications and test equipment industries, which are our primary target markets, are also becoming intensely competitive because of deregulation and international competition. We compete directly or indirectly with the following categories of companies:

    o Gallium Arsenide fabrication operations of systems companies such as Conexant and Fujitsu

    o High-performance silicon integrated circuit manufacturers who use Emitter Coupled Logic ("ECL"), Bipolar Complementary Metal-Oxide-Semiconductor ("BiCMOS") or Complementary Metal-Oxide-Semiconductor ("CMOS") technologies such as Hewlett Packard, Fujitsu, Motorola, Lucent Technologies, Texas Instruments and Applied Micro Circuits Corporation

    o Internal integrated circuit manufacturing units of systems companies such as Lucent Technologies, Siemens and Fujitsu.

     Our current and prospective competitors include many large companies that have substantially greater marketing, financial, technical and manufacturing resources than we do.

     Competition in the markets that we serve is primarily based on price/performance, product quality and the ability to deliver products in a timely fashion. Product qualification is typically a lengthy process and some prospective customers may be unwilling to invest the time or expense necessary to qualify suppliers such as Vitesse. Prospective customers may also have concerns about the relative advantages of our products compared to more familiar silicon-based semiconductors. Further, customers may also be concerned about relying on a relatively small company for a critical sole-sourced component. To the extent we fail to overcome these challenges, there could be material and adverse effects on our business and financial results.

     There is Risk Associated with Doing Business in Foreign Countries

     In fiscal 1999, international sales accounted for 33% of our total revenues, and we expect international sales to constitute a substantial portion of our total revenues for the foreseeable future. International sales involve a variety of risks and uncertainties, including risks related to:

    o     Reliance on strategic alliance partners

    o     Compliance with foreign regulatory requirements

    o     Variability of foreign economic conditions

    o     Changing restrictions imposed by U.S. export laws, and

    o Competition from U.S. based companies that have firmly established significant international operations

     Failure to successfully address these risks and uncertainties could adversely affect our international sales, which could in turn have a material and adverse effect on our results of operations and financial condition.

     We Must Keep Pace with Product and Process Development and Technological Change

     The market for our products is characterized by rapid changes in both product and process technologies. We believe that our success to a large extent depends on our ability to continue to improve our product and process technologies and to develop new products and technologies in order to maintain our competitive position. Further, we must adapt our products and processes to technological changes and adopt emerging industry standards. Our failure to accomplish any of the above could have a negative impact on our business and financial results.

     We Are Dependent on Key Suppliers

     We manufacture our products using a variety of components procured from third-party suppliers. Most of our high-performance integrated circuits are packaged by third parties. Other components and materials used in our manufacturing process are available from only a limited number of sources. Any difficulty in obtaining sole- or limited-sourced parts or services from third parties could affect our ability to meet scheduled product deliveries to customers. This in turn could have a material adverse effect on our customer relationships, business and financial results.

     Our Manufacturing Yields Are Subject to Fluctuation

     Semiconductor fabrication is a highly complex and precise process. Defects in masks, impurities in the materials used, contamination of the manufacturing environment and equipment failures can cause a large percentage of wafers or die to be rejected. Manufacturing yields vary among products, depending on a particular high- performance integrated circuit's complexity and on our experience in manufacturing it. In the past, we have experienced difficulties in achieving acceptable yields on some high-performance integrated circuits, which has led to shipment delays. Our overall yields are lower than yields obtained in a mature silicon process because we manufacture a large number of different products in limited volume and our process technology is less developed. We anticipate that many of our current and future products may never be produced in volume.

     Since a majority of our manufacturing costs are relatively fixed, maintaining a number of shippable die per wafer is critical to our operating results. Yield decreases can result in higher unit costs and may lead to reduced gross profit and net income. We use estimated yields for valuing work-in-process inventory. If actual yields are materially different than these estimates, we may need to revalue work-in-process inventory. Consequently, if any of our current or future products experience yield problems, our financial results may be adversely affected.

     Our Business Is Subject to Environmental Regulations

     We are subject to various governmental regulations related to toxic, volatile and other hazardous chemicals used in our manufacturing process. Our failure to comply with these regulations could result in the imposition of fines or in the suspension or cessation of our operations. Additionally, we may be restricted in our ability to expand operations at our present locations or we may be required to incur significant expenses to comply with these regulations.

     Our Failure to Manage Growth May Adversely Affect Us


     The management of our growth requires qualified personnel, systems and other resources. In particular, the continued operation of the new facility in Colorado Springs and its integration with the Camarillo facility will require significant management, technical and administrative resources. Additionally, we have recently established several product design centers worldwide. Finally, we acquired Vermont Scientific Technologies, Inc. in November 1998, Serano Systems Corporation in January 1999, XaQti Corporation in July 1999, Orologic, Inc. in March 2000, SiTera, Incorporated in May 2000, certain assets and liabilities of Kalman Saffran Associates, Inc. in June 2000 and certain assets and liabilities of Philips Semiconductors, Inc. in August 2000, and we have only limited experience in integrating the operations of acquired businesses. Failure to manage our growth or to successfully integrate new and future facilities or newly acquired businesses could have a material adverse effect on our business and financial results.


     We Are Dependent on Key Personnel

     Due to the specialized nature of our business, our success depends in part upon attracting and retaining the services of qualified managerial and technical personnel. The competition for qualified personnel is intense. The loss of any of our key employees or the failure to hire additional skilled technical personnel could have a material adverse effect on our business and financial results.

     Our ability to repurchase debentures, if required, with cash upon a change of control may be limited

     In certain circumstances involving a change of control or the termination of public trading of our common stock, holders of the debentures may require us to repurchase some or all of the debentures. We cannot assure you that we will have sufficient financial resources at such time or will be able to arrange financing to pay the repurchase price of the debentures.

     Our ability to repurchase the debentures in such event may be limited by law, by the indenture, by the terms of other agreements relating to our senior debt and by such indebtedness and agreements as may be entered into, replaced, supplemented or amended from time to time. We may be required to refinance our senior debt in order to make such payments. We may not have the financial ability to repurchase the debentures if payment of our senior debt is accelerated.

     Holders may not be able to sell the debentures

     The debentures are a new issue of securities for which there is currently a very limited trading market. We cannot predict whether an active trading market for the debentures will develop or be sustained. If an active market for the debentures fails to develop or be sustained, the trading price of the debentures could fall. If an active trading market were to develop, the debentures could trade at prices that may be lower than the initial offering price. Whether or not the debentures could trade at lower prices depends on many factors, including:

     o     prevailing interest rates;
     o     the markets for similar securities;

     o     general economic conditions; and
     o our financial condition, historical financial performance and future prospects.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the debentures or the common stock issuable upon conversion of the debentures.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our consolidated ratio of earnings to fixed charges:


     o for the fiscal years 1995, 1996, 1997, 1998 and 1999 and for the nine months ended June 30, 2000 on an actual basis (reflecting the acquisition of SiTera Incorporated as a pooling of interests); and

     o for the fiscal year 1999 and for the nine months ended June 30, 2000, as adjusted to reflect the ratio as if the debentures had been issued and outstanding throughout each such period.

     o for the fiscal year 1999 and for the nine months ended June 30, 2000, pro forma, assuming the acquisition of Orologic, Inc. took place as of October 1, 1998 and 1999, respectively.


                                                                                     Nine Months Ended
                                           Fiscal Year Ended September 30,             June 30, 2000
                                 --------------------------------------------------  -----------------
                                 1995       1996       1997       1998       1999
                                 -----     -----      -----     -------     -------

Actual.....................      2.04x     14.42x     82.99     117.62x     134.59x       5.88x
As adjusted................                                                   3.09x       2.41x
Pro forma..................                                                   1.51x       1.12x


     For purposes of computing the ratio of earnings to fixed charges, earnings consist of net earnings, taxes on income and fixed charges (less capitalized interest) and fixed charges consist of interest expense, amortization of debt discount and issuance expense, the portion of rents representative of an interest factor and capitalized interest.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data of Vitesse as of September 30, 1999 and 1998 and for each of the years in the three-year period ended September 30, 1999 have been derived from and are qualified by reference to the supplemental consolidated financial statements of Vitesse incorporated by reference into this prospectus which have been audited by KPMG LLP, independent auditors. The following selected consolidated financial data as of and for the periods ended September 30, 1997, 1996 and 1995 were derived from supplemental financial statements not included in or incorporated by reference into this prospectus. The selected financial data as of and for the nine months ended June 30, 2000 and 1999 are derived from unaudited condensed consolidated financial statements and, in the opinion of Vitesse, contain all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the financial position and results of operations of Vitesse as of such dates and for such periods. The results of operations for interim periods are not necessarily indicative of a full year's operations. This selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto incorporated by reference into this prospectus.



                                                  As Of and For The Year Ended                     As Of and For The Nine
                                                            September                               Months Ended June 30,
                                              -------------------------------------                ----------------------
                                    1995         1996          1997         1998        1999          1999         2000
                                 ----------   ----------    ----------    ---------   ---------    ---------    ---------

                                                         (in thousands, except per share data)
Statement of Operations Data:
Revenues.......................  $   42,882   $   66,046    $ 109,335     $ 181,169   $ 281,669    $ 200,982    $ 303,679
Cost and expenses:
   Cost of revenues............      22,505       31,792       48,217        71,312     104,815       75,908      105,697
   Engineering, research and
      development..............       8,689       11,149       19,108        37,033      57,323       42,057       60,880
   Selling, general and
      administrative...........       8,900        9,993       16,661        25,832      38,867       28,843       36,762
   Acquisition related costs...          --           --           --            --       1,210          850       69,677
                                 ----------   ----------    ---------     ---------   ---------    ---------    ---------
Total costs and expenses.......      40,094       52,934       83,986       134,177     202,215      147,658      273,016
                                 ----------   ----------    ---------     ---------   ---------    ---------    ---------
Income from operations.........       2,788       13,112       25,349        46,992      79,454       53,324       30,663
Other income (loss), net.......      (1,202)         613        8,104         9,568      10,989        8,286       13,750
                                 ----------   ----------    ---------     ---------   ---------    ---------    ---------
Income before income taxes.....       1,586       13,725       33,453        56,560      90,443       61,610       44,413
Income taxes...................          79        1,405        3,764         7,926      29,292       19,830       28,113
                                 ----------   ----------    ---------     ---------   ---------    ---------    ---------
Net income.....................  $    1,507   $   12,230    $  29,689     $  48,634   $  61,151    $  41,780    $  16,300
                                 ==========   ==========    =========     =========   =========    =========    =========

Net income per share:
   Basic.......................  $     0.02   $     0.12    $    0.21     $    0.32   $    0.37    $    0.26    $    0.09
   Diluted.....................  $     0.01   $     0.10    $    0.19     $    0.29   $    0.34    $    0.24    $    0.09
                                 ==========   ==========    =========     =========   =========    =========    =========
Shares used in per share
  computations:
   Basic.......................      96,692      104,562      140,568       153,735     164,602      162,904      174,657
   Diluted.....................     103,842      119,486      155,203       166,847     178,312      176,151      188,589
                                 ==========   ==========    =========     =========   =========    =========    =========
Balance Sheet Data:
Working capital................  $   17,889   $   70,606    $ 181,172     $ 233,773   $ 295,463    $ 316,787    $ 615,861
Total assets...................      42,111      101,071      300,737       391,908     543,069      507,323    1,834,973
Total current liabilities......      11,593       11,852       29,906        29,561      39,052       29,902       38,009
Long-term obligations, less
   current installments........       5,518        1,166        1,091           701       1,636        5,251      724,252
Net shareholders' equity.......      25,000       88,053      269,740       361,646     502,381      472,170    1,071,206

                         DESCRIPTION OF THE DEBENTURES

     We issued the debentures under the indenture between us and State Street Bank and Trust Company of California, N.A., as trustee. The terms of the debentures include those provided in the indenture. Copies of the indenture, including the forms of debenture, and the registration rights agreement have been filed as exhibits to the registration statement of which this prospectus is a part.

     The following description is only a summary of the material provisions of the debentures and the indenture. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of these debentures. You may request copies of these documents at our address set forth under the caption "Where You Can Find Additional Information."

     When we refer to "we," "us," "our" or "the Company" in this section, we refer only to Vitesse and not its subsidiaries.

Brief Description of the Debentures

     The debentures will be:

     o    limited to $720 million aggregate principal amount;

     o general unsecured obligations, junior in right of payment to all of our existing and future Senior Debt, and will be effectively subordinated to all indebtedness and liabilities of our subsidiaries;

     o convertible into our common stock at a conversion price of $112.1875 per share, subject to adjustment as described under "Conversion Rights;"

     o redeemable at our option upon the terms and at the redemption prices set forth under "Optional Redemption by Vitesse;"

     o subject to repurchase by us at your option if any one of certain Designated Events described below occurs; and

     o due on March 15, 2005, unless earlier converted, redeemed by us at our option or repurchased by us at your option upon the occurrence of a Designated Event.

     The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring Senior Debt or any other indebtedness or issuing or repurchasing our other securities. The indenture also does not protect you in the event of a highly leveraged transaction or a change in control of Vitesse except to the extent described under "--Repurchase at Option of Holders" below.

     You may present definitive debentures for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York City.

Interest

     The debentures will bear interest from March 13, 2000 at the rate of 4.00% per year. We will pay interest semiannually on March 15 and September 15 of each year to the holders of record at the close of business on the preceding March 1 and September 1, respectively, beginning September 15, 2000. There are two exceptions to the preceding sentence:

     (1) In general, we will not pay interest accrued and unpaid on any debenture that is converted into our common stock. See "--Conversion Rights." If a holder of debentures converts after a record date for an interest payment but prior to the corresponding interest payment date, it will receive on the interest payment date interest accrued and paid on such debentures, notwithstanding the conversion of such debentures prior to such interest payment date, because such holder will have been the holder of record on the corresponding record date. However, at the time such holder surrenders such debentures for conversion, it must pay us an amount equal to the interest that has accrued and will be paid on the interest payment date. The preceding sentence does not apply, however, to a holder that converts, after a record date for an interest payment but prior to the corresponding interest payment date, debentures that are called by us for redemption. Accordingly, if we redeem debentures on a date after a record date for an interest payment but prior to the corresponding interest payment date, and prior to the redemption date the holder of such debentures chooses to convert such debentures, the holder will not be required to pay us, at the time it surrenders such debentures for conversion, the amount of interest on such debentures it will receive on the interest payment date.

     (2) We will pay interest to a person other than the holder of record on the record date if we redeem the debentures on a date that is after the record date and prior to the corresponding interest payment date. In this instance, we will pay interest accrued and unpaid on the debentures being redeemed to but not including the redemption date to the same person to whom we will pay the principal of such debentures.

     Except as provided below, we will pay interest on:

     o    the global debentures to DTC in immediately available funds;

     o any definitive debentures having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of these debentures; and

     o any definitive debentures having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds at the election of the holders of these debentures.

     At maturity, we will pay interest on any definitive debentures at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City. We will pay principal and premium, if any, on:

     o    the global debentures to DTC in immediately available funds; and

     o any definitive debentures at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

     Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Interest Rate Adjustments

     If a Reset Transaction occurs, the interest rate will be adjusted to equal the Adjusted Interest Rate from the effective date of such Reset Transaction to, but not including, the effective date of any succeeding Reset Transaction.

     A "Reset Transaction" means:

     o a merger, consolidation or statutory share exchange to which the entity that is the issuer of the common stock into which the debentures are then convertible is a party;

     o    a sale of all or substantially all the assets of that entity;

     o    a recapitalization of that common stock; or

     o a distribution described in clause (4) of the seventh paragraph under "--Conversion Rights" below,

after the effective date of which transaction or distribution the debentures would be convertible into:

     o shares of an entity the common stock of which had a dividend yield for the four fiscal quarters of such entity immediately preceding the public announcement of the transaction or distribution that was more than 2.5% higher than the dividend yield on our common stock (or other common stock then issuable upon conversion of the debentures) for the four fiscal quarters preceding the public announcement of the transaction or distribution; or

     o shares of an entity that announces a dividend policy prior to the effective date of the transaction or distribution which policy, if implemented, would result in a dividend yield on that entity's common stock for the next four fiscal quarters that would result in such a 2.5% increase.

     The "Adjusted Interest Rate" with respect to any Reset Transaction will be the rate per year that is the arithmetic average of the rates quoted by two dealers engaged in the trading of convertible securities selected by us or our successor as the rate at which interest should accrue so that the fair market value, expressed in dollars, of a debenture immediately after the later of:

     o    the public announcement of the Reset Transaction; or

     o the public announcement of a change in dividend policy in connection with the Reset Transaction,

will most closely equal the average Trading Price of a debenture for the 20 trading days preceding the date of public announcement of the Reset Transaction. However, the Adjusted Interest Rate will not be less than 4.00% per year.

     For purposes of the definition of Reset Transaction, the dividend yield on any security for any period means the dividends paid or proposed to be paid pursuant to an announced dividend policy on the security for that period divided by, if with respect to dividends paid on that security, the average Closing Price (as defined in the indenture) of the security during that period and, if with respect to dividends proposed to be paid on the security, the Closing Price of such security on the effective date of the related Reset Transaction.

     The "Trading Price" of a security on any date of determination means:

     o the closing sale price (or, if no closing sale price is reported, the last reported sale price) of a security (regular way) on the New York Stock Exchange on that date;

     o if that security is not listed on the NYSE on that date, the closing sale price as reported in the composite transactions for the principal U.S. securities exchange on which that security is listed;

     o if that security is not so listed on a U.S. national or regional securities exchange, the closing sale price as reported by the Nasdaq National Market;

     o if that security is not so reported, the last price quoted by Interactive Data Corporation for that security or, if Interactive Data Corporation is not quoting such price, a similar quotation service selected by us;

     o if that security is not so quoted, the average of the mid-point of the last bid and ask prices for that security from at least two dealers recognized as market-makers for that security; or

     o if that security is not so quoted, the average of the last bid and ask prices for that security from a dealer engaged in the trading of convertible securities.

Conversion Rights

     You may convert any outstanding debentures (or portions of outstanding debentures) into our common stock, initially at the conversion price of $112.1875 per share (equal to a conversion rate of 8.9136 shares per $1,000 principal amount of debentures). The conversion price is, however, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of debentures. Instead, we will pay a cash adjustment based upon the closing sale price of our common stock on the business day immediately preceding the conversion date. You may convert debentures only in denominations of $1,000 and whole multiples of $1,000.

     You may exercise conversion rights at any time prior to the close of business on the business day immediately preceding the final maturity date of the debentures. However, if you are a holder of debentures that have been called for redemption, you may only exercise your conversion rights prior to the close of business on the second business day preceding the redemption date, unless we default in payment of the redemption price. In addition, if you have exercised your right to require us to repurchase your debentures because a Designated Event has occurred, you may convert your debentures into our common stock only if you withdraw your notice and convert your debentures prior to the close of business on the business day immediately preceding the Designated Event repurchase date.

     Except as provided below, if you convert your debentures into our common stock on any day other than an interest payment date, you will not receive any interest that has accrued on these debentures. By delivering to the holder the number of shares issuable upon conversion, determined by dividing the principal amount of the debentures being converted by the conversion price, together with a cash payment, if any, in lieu of fractional shares, we will satisfy our obligation with respect to the debentures. That is, accrued but unpaid interest will be deemed to be paid in full rather than canceled, extinguished or forfeited. If you convert after a record date for an interest payment but prior to the corresponding interest payment date, you will receive on the interest payment date interest accrued and paid on such debentures, notwithstanding the conversion of such debentures prior to such interest payment date, because you will have been the holder of record on the corresponding record date. However, at the time you surrender such debentures for conversion, you must pay us an amount equal to the interest that has accrued and will be paid on the debentures being converted on the interest payment date. However, the preceding sentence does not apply to debentures that are converted after being called by us for redemption. Accordingly, if we call your debentures for redemption on a date that is after a record date for an interest payment but prior to the corresponding interest payment date, and prior to the redemption date you choose to convert your debentures, you will not be required to pay us at the time you surrender such debentures for conversion the amount of interest on such debentures you will receive on the date that has been fixed for redemption.

     You will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than yours. (If you convert any debenture within two years after its original issuance, the common stock issuable upon conversion will not be issued or delivered in a name other than yours unless the applicable restrictions on transfer have been satisfied. See "Notice to Investors.") Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by you have been paid.

     To convert a definitive debenture, you must:

     o complete the conversion notice on the back of the debenture (or a facsimile thereof);

     o deliver the completed conversion notice and the debentures to be converted to the specified office of the conversion agent;

     o pay all funds required, if any, relating to interest on the debentures to be converted to which you are not entitled, as described in the second preceding paragraph; and

     o pay all taxes or duties, if any, as described in the preceding paragraph.

     The conversion date will be the date on which all of the foregoing requirements have been satisfied. The debentures will be deemed to have been converted immediately prior to the close of business on the conversion date. A certificate for the number of shares of common stock into which the debentures are converted (and cash in lieu of any fractional shares) will be delivered as soon as practicable on or after the conversion date.

     We will adjust the initial conversion price for certain events, including:

     (1) issuances of our common stock as a dividend or distribution on our common stock;

     (2) certain subdivisions and combinations of our common stock;

     (3) issuances to all holders of our common stock of certain rights or warrants to purchase our common stock at less than the then current market price of our common stock;

     (4) distributions to all holders of our common stock of shares of our capital stock (other than our common stock), evidences of our indebtedness or assets, including securities, but excluding:

     (A) the rights and warrants referred to in clause (3),

     (B) any dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph, or

     (C) any dividends or distributions paid exclusively in cash;

     (5) distributions consisting exclusively of cash to all holders of our common stock to the extent that such distributions, combined together with:

     (A) all other such all-cash distributions made within the preceding 12 months for which no adjustment has been made, plus

     (B) any cash and the fair market value of other consideration paid for any tender offers by us or any of our subsidiaries for our common stock concluded within the preceding 12 months for which no adjustment has been made, exceeds 10% of our market capitalization on the record date for such distribution; market capitalization is the product of the then current market price of our common stock times the number of shares of our common stock then outstanding; and

     (6) purchases of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves an aggregate consideration that, together with

     (A) any cash and the fair market value of any other consideration paid in any other tender offer by us or any of our subsidiaries for our common stock concluded within the 12 months preceding such tender offer for which no adjustment has been made, plus

     (B) the aggregate amount of any all-cash distributions referred to in clause (5) above to all holders of our common stock within 12 months preceding the expiration of a tender offer for which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

     We are entitled, in lieu of making certain adjustments under clause (3) or
(4) above, to provide that, subject to satisfying certain conditions, upon conversion of the debentures, the holders of the debentures will receive, in addition to the common stock issuable upon conversion of their debentures, the distribution referred to in clause (3) or (4).

     We will not make an adjustment in the conversion price unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. We will carry forward and take into account in any subsequent adjustment any adjustment that would otherwise be required to be made. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

     If we:

     o reclassify or change our common stock (other than changes resulting from a subdivision or combination);
          or

     o consolidate or combine with or merge into any person or sell or convey to another person all or substantially all of our property and assets,

and the holders of our common stock receive stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, the holders of the debentures may convert the debentures into the consideration they would have received if they had converted their debentures immediately prior to such reclassification, change, consolidation, combination, merger, sale or conveyance.

     If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion price, you may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See "Certain United States Federal Income Tax Considerations."

     We may from time to time, to the extent permitted by law, reduce the conversion price of the debentures by any amount for any period of at least 20 days. In that case, we will give at least 15 days' notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

Optional Redemption by Vitesse

     At any time on or after March 15, 2003, we may redeem some or all of the debentures on at least 20 but not more than 60 days' notice, at the following redemption prices (expressed in percentages of the principal amount):



         During the                                                  Redemption
 Twelve Months Commencing                                              Price
-------------------------------------------------------------------------------
   March 15, 2003.................................................. 101.00%
   March 15, 2004.................................................. 100.00%

     In addition, we will pay interest on the debentures being redeemed. This interest will include interest accrued and unpaid to, but excluding, the redemption date. If the redemption date is an interest payment date, we will pay the interest to the holder of record on the corresponding record date, which may or may not be the same person to whom we will pay the redemption price.

     If we do not redeem all of the debentures, the trustee will select the debentures to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot or on a pro rata basis. If any debentures are to be redeemed in part only, we will issue a new debenture or debentures in principal amount equal to the unredeemed principal portion thereof. If a portion of your debentures is selected for partial redemption and you convert a portion of your debentures, the converted portion will be deemed to be taken from the portion selected for redemption.

Repurchase at Option of Holders

     If a Designated Event occurs, you will have the right to require us to repurchase all of your debentures not previously called for redemption, or any portion of those debentures that is equal to $1,000 or a whole multiple of $1,000. The repurchase date will be a business day no earlier than 30 days nor later than 45 days after the date we give notice of a Designated Event and will be specified in that notice. The repurchase price is equal to 100% of the principal amount of the debentures to be repurchased. We will also pay interest accrued and unpaid to, but excluding, the repurchase date.

     Upon the occurrence of a Designated Event which is a Change of Control, instead of paying the repurchase price in cash, we may pay the repurchase price in common stock. The number of shares of common stock a holder will receive will equal the repurchase price divided by 95% of the average of the closing sale prices of our common stock for the five trading days immediately preceding and including the third day prior to the repurchase date. However, we may not pay in common stock unless we satisfy certain conditions prior to the repurchase date as provided in the indenture.

     Within 30 days after the occurrence of a Designated Event, we are required to give you notice of the occurrence of the Designated Event and of your resulting repurchase right. To exercise the repurchase right, you must deliver, prior to the close of business on the repurchase date, written notice to the trustee of your exercise of your repurchase right, together with the debentures with respect to which your right is being exercised. You may withdraw this notice by delivering to the trustee a notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date.

     A "Designated Event" means a Change of Control or a Termination of Trading.

     A "Change of Control" means any event or series of events as a result of which:

     o a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of the then outstanding voting stock of Vitesse on a fully diluted basis;

     o at any time continuing directors, that is, members of the board of directors of Vitesse who were members of the board on the date the debentures were originally issued or who were nominated or elected by at least a majority of the directors who were continuing directors at the time of such nomination or election or whose election to the board of directors was recommended or endorsed by at least a majority of the directors who were continuing directors at the time of such nomination or election, do not constitute a majority of the board of directors of Vitesse (or, if applicable, a successor corporation of Vitesse);

     o individuals who at the beginning of any period of two consecutive calendar years constituted the board of directors (together with any directors who are members of the board of directors on the date hereof and any new directors whose election by the board of directors or whose nomination for election by the stockholders of Vitesse was approved by a vote of at least a majority of the members of the board of directors then still in office who either were members of the board of directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the board of directors then in office;

     o Vitesse conveys, transfers, or leases, all or substantially all of its assets to any such "person" or "group;" or

     o Vitesse merges or consolidates with or into another corporation or another corporation merges with or into Vitesse, and the outstanding common stock of Vitesse is changed or exchanged into or for other assets or securities as a result of the transaction with the effect that immediately after such transaction any such "person" or "group" of persons or entities shall have become the beneficial owner of securities of the surviving corporation of such merger or consolidation representing a majority of the total voting power of the then outstanding voting stock of the surviving corporation.

     However, a change in control will be deemed not to have occurred if:

     o the closing sales price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately before the change in control equals or exceeds 105% of the conversion price in effect on each such trading day; or

     o at least 90% of the consideration in the transaction or transactions constituting a change in control consists of shares of common stock traded or to be traded immediately following such change in control on a national securities exchange or the Nasdaq Stock Market and, as a result of such transaction or transactions, the debentures become convertible solely into such common stock.

     A "Termination of Trading" will be deemed to have occurred if our common stock (or other common stock into which the debentures are convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

     No quantitative or other established meaning has been given to the phrase "all or substantially all," which appears in the definition of Change of Control, by courts that have interpreted this phrase in various contexts. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering such factors as the value of assets conveyed, the proportion of an entity's income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not a Change of Control may have occurred and, accordingly, as to whether or not the holders of debentures will have the right to require us to repurchase their debentures.

     Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the debentures. We will comply with this rule to the extent applicable at that time.

     We may, to the extent permitted by applicable law and our Senior Debt indentures, at any time purchase the debentures in the open market or by tender at any price or by private agreement. Any debenture so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any debentures surrendered to the trustee may not be reissued or resold and will be canceled promptly.

     The foregoing provisions would not necessarily protect holders of the debentures if highly leveraged or other transactions involving us occur that may adversely affect holders.

     Our ability to repurchase debentures upon the occurrence of a Designated Event is subject to important limitations. The occurrence of a Designated Event could cause an event of default under, or be prohibited or limited by, the terms of Senior Debt that we may incur in the future. As a result, any repurchase of the debentures could, absent a waiver, be prohibited under the subordination provisions of the indenture. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the debentures that might be delivered by holders of debentures seeking to exercise the repurchase right. Any failure by us to repurchase the debentures when required following a Designated Event could result in an event of default under the indenture, whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under Senior Debt that we may incur in the future. See "--Subordination" below.

Subordination

     The debentures will be subordinated in right of payment to the prior payment in full of all our existing and future Senior Debt. The indenture provides that in the event of any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the holders of our Senior Debt will first be paid in cash in respect of all principal and premium, if any, and interest (including interest accruing after the commencement of any bankruptcy proceeding, regardless of whether such interest is an allowed claim in such proceeding), before we make any payments of principal of, or premium, if any, and interest on the debentures.

     The indenture further provides if any default by us has occurred and is continuing in the payment of principal of or premium, if any, or interest on any Senior Debt, no payment may be made on account of principal of, premium, if any, or interest on the debentures, until all such payments due in respect of that Senior Debt have been paid in full. During the continuance of any event of default with respect to any Senior Debt (other than a default in payment of the principal of or premium, if any, or interest on, any Senior Debt), permitting the holders thereof to accelerate the maturity thereof, no payment may be made by us, directly or indirectly, with respect to principal of or premium, if any, or interest on the debentures, including redemption, cash payment in lieu of conversion and repurchase payments, for 180 days following written notice to us, from any holder, representative or trustee under any agreement pursuant to which that Senior Debt may have been issued, that such an event of default has occurred and is continuing, unless such event of default has been cured or waived or that Senior Debt has been paid in full. However, if the maturity of that Senior Debt is accelerated, no payment may be made on the debentures until that Senior Debt has been paid in full or such acceleration has been cured or waived.

     By reason of such subordination provisions, in the event of insolvency, funds which we would otherwise use to pay the holders of debentures will be used to pay the holders of Senior Debt to the extent necessary to pay Senior Debt in full. As a result of these payments, our general creditors may recover less, ratably, than holders of Senior Debt and such general creditors may recover more, ratably, than holders of debentures.

     The term "Senior Debt" is defined in the indenture as:

     (1) any liability of the Company for borrowed money, or evidenced by an instrument for the payment of money, or incurred in connection with the acquisition of any property, services or assets (including securities), or relating to a capitalized lease obligation,

     (2) obligations under exchange rate contracts or interest rate protection agreements,

     (3) any obligations of the Company to reimburse the issuer of any letter of credit, surety bond, performance bond or other guarantee of contractual performance, and

     (4) any liability of another person of the type referred to in clause (1),
(2) or (3) which has been assumed or guaranteed by the Company;

     provided that Senior Debt does not include:

     (1) indebtedness of the Company that by its terms is expressly equal or subordinate in right of payment to the debentures,

     (2) accounts payable or any other indebtedness of the Company to trade creditors created or assumed by the Company in the ordinary course of business in connection with the obtaining of materials or services, or

     (3) any liability for federal, state, local or other taxes owed or owing by the Company.


     At June 30, 2000, we had approximately $7.6 million of Senior Debt outstanding. There are no restrictions in the indenture on the creation of additional Senior Debt or any other indebtedness.


     The debentures will be our obligations exclusively and will be, in effect, subordinated to all existing and future indebtedness (including trade payables) of our subsidiaries. The indenture does not limit the amount of indebtedness our subsidiaries may incur. Our ability to make required interest, principal, repurchase, cash conversion or redemption payments on the debentures may be impaired as a result of the obligations of our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the debentures or to make any funds available therefor, whether by dividends, loans or other payments. Any right we have to receive assets of any of our subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the holders of the debentures to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that we are ourselves recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. There are no restrictions in the indenture on the creation of additional subsidiary obligations.

     We will be obligated to pay reasonable compensation to the trustee and to indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the debentures. The trustee's claims for such payments will be senior to those of holders of the debentures in respect of all funds collected or held by the trustee.

Events of Default

     Each of the following constitutes an event of default under the indenture:

     (1) default in the payment of interest on the debentures when due and payable and continuance of such default for a period of 30 days;

     (2) default in the payment of principal of (or premium, if any, on) any debenture at maturity, redemption or otherwise;

     (3) default in the payment of principal or interest, on debentures required to be purchased by us as described under "Repurchase at Option of Holders;"

     (4) default in the performance of or breach of any other of our covenants or agreements in the indenture or under the debentures (other than a default specified in clause (1), (2) or (3) above) and such default or breach continues for a period of 60 consecutive days after written notice by the trustee or the holders of 25% or more in aggregate principal amount of the debentures;

     (5) there occurs with respect to any agreements, indentures or instruments under which we have indebtedness of $50.0 million or more in the aggregate, not including any amounts we may owe under reimbursement or similar obligations to banks, sureties or other entities which have issued letters of credit, surety bonds, performance bonds or other guarantees relating to the performance by us or our subsidiaries of contractual obligations to customers, to the extent any demands made under any such reimbursement or similar obligation relate to a draw under the related letter of credit or other instrument which draw is being contested in good faith through appropriate proceedings, whether such indebtedness now exists or shall hereafter be created, a default that has caused the holder thereof to declare such indebtedness to be due and payable prior to its stated maturity and such indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled by the thirtieth day after notice of the default has been given to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the debentures; provided, that if the default under the indenture or instrument is remedied or cured by us or waived by the holders of such indebtedness before the entry of judgment in favor of the trustee, then the event of default under the indenture will be deemed likewise to have been remedied, cured or waived; or

     (6) there occurs certain events of bankruptcy, insolvency or reorganization with respect to us.

     The indenture will provide that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the debentures notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the debentures when due or in the payment of any redemption or repurchase obligation.

     If an event of default shall occur and be continuing (the default not having been cured or waived as provided under "--Modifications, Amendments and Meetings" below), the trustee or the holders of at least 25% in aggregate principal amount of the debentures then outstanding may declare the debentures due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of debentures by appropriate judicial proceedings. Such declaration may be rescinded or annulled either with the written consent of the holders of a majority in aggregate principal amount of the debentures then outstanding or a majority in aggregate principal amount of the debentures represented at a meeting at which a quorum (as specified under "--Modifications, Amendments and Meetings" below) is present, in each case upon the conditions provided in the indenture.

     The indenture contains a provision entitling the trustee, subject to the duty of the trustee during the occurrence of a default to act with the required standard of care, to be indemnified by the holders of debentures before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the debentures then outstanding through their written consent, or the holders of a majority in aggregate principal amount of the debentures then outstanding represented at a meeting at which a quorum is present, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

     We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Consolidation, Merger or Assumption

     We may, without the consent of the holders of debentures, consolidate with, merge into or transfer all or substantially all of our assets to any other corporation organized under the laws of the United States or any of its political subdivisions provided that:

     o the surviving corporation assumes all our obligations under the indenture and the debentures;

     o at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

     o    certain other conditions are met.

Modifications, Amendments and Meetings

     Changes Requiring Approval of Each Affected Holder

     The indenture (including the terms and conditions of the debentures) cannot be modified or amended without written consent or the affirmative vote of the holder of each debenture affected by such change to:

     o change the maturity of the principal of or any installment of interest on that debenture;

     o reduce the principal amount of, or any premium or interest on that debenture;

     o    change the currency of payment of that debenture or interest thereon;

     o impair the right to institute suit for the enforcement of any payment on or with respect to that debenture;

     o    modify our obligations to maintain an office or agency in New York
          City;

     o except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders upon a change of control or the conversion rights of holders of the debentures;

     o modify the subordination provisions of the indenture in a manner adverse to the holders of debentures;

     o modify the redemption provisions of the indenture in a manner adverse to the holders of debentures;

     o reduce the percentage in aggregate principal amount of debentures outstanding necessary to modify or amend the indenture or to waive any past default; or

     o reduce the percentage in aggregate principal amount of debentures outstanding required for the adoption of a resolution or the quorum required at any meeting of holders of debentures at which a resolution is adopted.

     Changes Requiring Majority Approval

     Except as otherwise described herein, the indenture (including the terms and conditions of the debentures) may be modified or amended either:

     o with the written consent of the holders of at least a majority in aggregate principal amount of the debentures at the time outstanding; or

     o by the adoption of a resolution at a meeting of holders by at least a majority in aggregate principal amount of the debentures represented at such meeting.

     Changes Requiring No Approval

     The indenture (including the terms and conditions of the debentures) may be modified or amended by us and the trustee, without the consent of the holder of any debenture, for the purposes of, among other things:

     o    adding to our covenants for the benefit of the holders of debentures;

     o    surrendering any right or power conferred upon us;

     o providing for conversion rights of holders of debentures if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

     o providing for the assumption of our obligations to the holders of debentures in the case of a merger, consolidation, conveyance, transfer or lease;

     o reducing the conversion price, provided that the reduction will not adversely affect the interests of the holders of debentures;

     o complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

     o making any changes or modifications necessary in connection with the registration of the debentures under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of debentures in any material respect;

     o curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of debentures in any material respect; or

     o adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of debentures.

     Meetings; Consents

     The indenture contains provisions for convening meetings of the holders of debentures to consider matters affecting their interests and for the taking of actions by the holders on such matters by written consent in lieu of a meeting.

     Quorum

     The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the debentures at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of the aggregate principal amount.

Satisfaction and Discharge

     We may satisfy and discharge our obligations under the indenture while debentures remain outstanding, subject to certain conditions, if:

     o all outstanding debentures will become due and payable at their scheduled maturity within one year; or

     o all outstanding debentures are scheduled for redemption within one year, and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding debentures on the date of their scheduled maturity or the scheduled date of redemption.

Governing Law

     The indenture and the debentures will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

Information Concerning the Trustee and Transfer Agent

     State Street Bank and Trust Company of California, N.A., as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the debentures. EquiServe, L.P. is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

                    CERTAIN UNITED STATES TAX CONSIDERATIONS

     The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the debentures and common stock into which the debentures may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax results described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal tax consequences of acquiring or holding debentures or common stock.

     This discussion does not purport to address all tax considerations that may be important to a particular holder in light of the holder's circumstances (such as the alternative minimum tax provisions of the Code), or to certain categories of investors (such as certain financial institutions, tax-exempt organizations, dealers in securities, persons who hold debentures or common stock as part of a hedge, conversion or constructive sale transaction, or straddle or other risk reduction transaction or persons who have ceased to be United States citizens or to be taxed as resident aliens) that may be subject to special rules. This discussion is limited to holders of debentures who hold the debentures and any common stock into which the debentures are converted as capital assets. This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction.

     Persons considering the purchase of a debenture should consult their own tax advisors as to the particular tax consequences to them of acquiring, holding, converting or otherwise disposing of the debentures and common stock, including the effect and applicability of state, local or foreign tax laws.

Tax Consequences to U.S. Holders

     For purposes of this discussion, the term "U.S. Holder" means a beneficial owner of a debenture or common stock that is for U.S. federal income tax purposes:

     o    a citizen or resident of the United States,

     o a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or

     o an estate or trust, the income of which is subject to United States federal income taxation regardless of its source.

     If a partnership holds debentures, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding debentures or common stock should consult their tax advisers.

     Interest on Debentures. Interest paid on a debenture will generally be taxable to a U.S. Holder as ordinary income at the time it accrues or is received in accordance with the U.S. Holder's method of accounting for federal income tax purposes. The debentures will not generally be treated as bearing original issue discount for federal income tax purposes.

     Finally, we intend to take the position that the possibility of an interest rate reset as described under "Description of the Debentures--Interest Rate Adjustments" is a remote contingency as of the issue date of the debentures within the meaning of the applicable Treasury Regulations. Under this approach, if an interest rate reset occurs, interest paid at the Adjusted Interest Rate would be treated as stated interest on the debentures that is subject to the same rules as described under "--Interest on Debentures." Our determination that the possibility of an interest rate reset is a remote contingency is binding upon all holders of the debentures, unless a holder properly discloses to the IRS that it is taking a contrary position. It is possible, however, that the IRS might take a different position, in which case U.S. Holders might be required to treat the debentures as contingent payment debt instruments. The rules applicable to contingent payment debt instruments are complex. Generally, if the debentures were treated as contingent payment debt instruments, U.S. Holders would be required to accrue interest on the debentures at a "comparable yield", which may be higher than the stated rate of interest on the debentures, and any gain on sale, exchange, redemption or retirement of debentures would be treated as ordinary income rather than as capital gain. Prospective holders are urged to consult their own tax advisors regarding the foregoing.

     Sale, Exchange, Redemption or Retirement of Debentures. Upon the sale, exchange, redemption or retirement of a debenture, a U.S. Holder will recognize taxable gain or loss equal to the difference between such holder's adjusted tax basis in the debenture and the amount realized on the sale, exchange, redemption or retirement (except any portion that represents interest not previously included in income). A U.S. Holder's adjusted tax basis in a debenture will generally equal the cost of the debenture to such holder. In general, gain or loss realized on the sale, exchange or retirement of a debenture will be capital gain or loss. Prospective investors should consult their tax advisers regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trust or estates and have held their debentures for more than one year) and losses (the deductibility of which is subject to limitations).

     Conversion into, or Repurchase for, Common Stock. In general, a U.S. Holder of debentures will not recognize gain or loss on the conversion of a debenture into common stock or a repurchase of a debenture for common stock, except for

     o common stock you receive with respect to interest that has accrued but not been included in income, or

     o    any cash you receive instead of a fractional share of common stock.

     Upon a U.S. Holder's conversion of a debenture into common stock or the repurchase of a debenture for common stock, a portion of the common stock received with a fair market value equal to the amount of interest that has accrued but not been included in income will be taxable to the U.S. Holder as ordinary interest income. The receipt of cash in lieu of a fractional share of common stock should generally result in capital gain or loss (measured by the difference between the cash received for the fractional share interest and the U.S. Holder's tax basis in the fractional share interest), the taxation of which is described above in "--Sale, Exchange, Redemption or Retirement of Debentures." A U.S. Holder's basis in the common stock received on conversion or repurchase of a debenture will be the same as the U.S. Holder's basis in the debenture at the time of conversion, increased by the amount of income, if any, recognized with respect to accrued interest, and reduced by any tax basis allocable to a fractional share. The holding period for the common stock received on conversion or repurchase will include the holding period of the debenture converted, except that the holding period of the common stock allocable to interest that has accrued but not been included in income may commence with the conversion or repurchase.

     Ownership and Disposition of Common Stock. Dividends, if any, paid on the common stock generally will be includable in the income of a U.S. Holder as ordinary income to the extent of the U.S. Holder's ratable share of our current or accumulated earnings and profits. Upon the sale or exchange of common stock, a U.S. Holder generally will recognize capital gain or capital loss equal to the difference between the amount realized on such sale or exchange and the holder's adjusted tax basis in such shares. Prospective investors should consult their tax advisers regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trust or estates and have held their common stock for more than one year) and losses (the deductibility of which is subject to limitations).

     Adjustment of Conversion Rate. If at any time we make a distribution of property to shareholders that would be taxable to such shareholders as a dividend for federal income tax purposes (for example, distributions of evidences of indebtedness or our assets, but generally not stock dividends or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the Indenture, the Conversion Rate of the debentures is increased, such increase may be deemed to be the payment of a taxable dividend to U.S. Holders of debentures. If the Conversion Rate is increased at our discretion or in certain other circumstances, such increase also may be deemed to be the payment of a taxable dividend to U.S. Holders of debentures. Moreover, in certain other circumstances, the absence of such an adjustment to the Conversion Rate of the debentures may result in a taxable dividend to the holders of common stock.

Tax Consequences to Non-U.S Holders

     For purposes of this discussion, the term "Non-U.S. Holder" means a beneficial owner of a debenture or common stock that is, for United States federal income tax purposes:

     o    a nonresident alien individual,

     o    a foreign corporation, or

     o    a nonresident alien fiduciary of a foreign estate or trust.

     If a partnership holds debentures, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding debentures or common stock should consult their tax advisers.

     Interest on Debentures. Payment on a debenture by us or any paying agent to a Non-U.S. Holder of a debenture will not be subject to withholding of U.S. federal income tax, provided that, with respect to payments of interest,

     o the Non-U.S. Holder does not actually or constructively own 10 percent or more of the combined voting power of all classes of our capital stock,

     o the Non-U.S. Holder is not a controlled foreign corporation related to us through stock ownership, and either

     o the beneficial owner of the debenture certifies to the applicable payer or its agent, under penalties of perjury, that is not a U.S. person and provides its name and address on IRS Form W-8 (or a suitable substitute form), or

     o a financial institution that holds customers' securities in the ordinary course of its trade or business certifies under penalties of perjury that it (or a financial institution between it and the beneficial owner) has received an IRS Form W-8 from the beneficial owner and furnishes a copy of the form to the payer.

     If these requirements are not satisfied, a 30 percent withholding tax will apply to interest payments on the debentures, unless the interest is effectively connected with a U.S. trade or business, or an applicable treaty provides for a lower rate of, or exemption from, withholding tax.

     Sale, Exchange or Redemption of Debentures or Shares of Common Stock. In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain realized on the sale, exchange or redemption of debentures or shares of common stock received in exchange therefor, unless

     o such gain is effectively connected with the conduct by the holder of a trade or business in the United States or

     o in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and either

     o such gain or income is attributable to an office or other fixed place of business maintained in the United States by such holder, or

     o such holder has a "tax home" in the United States and certain other requirements are met.

     Conversion into, or Repurchase for, Common Stock. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of a debenture into, or repurchase of a debenture for, shares of common stock. However, to the extent a Non-U.S. Holder receives cash in lieu of a fractional share upon conversion, any gain upon the receipt of cash would be subject to the rules described above regarding the sale or exchange of common shares.

     Dividends on Shares of Common Stock. In general, any dividend paid, or deemed paid, on common stock (including a deemed distribution on the debentures described above under "Tax Consequences to U.S. Holders--Adjustment of Conversion Rate,") to a Non-U.S. Holder will be subject to U.S. federal income tax withholding at a rate of 30 percent, unless a lower rate is provided by an applicable tax treaty or the distribution is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder. For either of these exceptions to apply, the Non-U.S. Holder may be required to provide a properly executed certificate claiming the benefit of a treaty or exemption.

Information Reporting and Backup Withholding

     U.S. Holders. Information reporting and backup withholding may apply to payments of principal, interest, premium or dividends on or the proceeds from the sale or other disposition (including a payment of cash in lieu of a fractional share upon conversion) of the debentures or common stock with respect to certain noncorporate U.S. Holders. Such U.S. Holders generally will be subject to backup withholding at a rate of 31 percent unless the U.S. Holder provides a correct taxpayer identification number and certain other information, certified under penalties of perjury, to the payer, or otherwise establishes an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the U.S. Holder's federal income tax liability, provided the proper information is provided to the IRS.

     Non-U.S. Holders. In general, information reporting will apply to payments of interest and/or premium (if any) on the debentures or dividends on the common stock, and backup withholding at a rate of 31 percent may apply unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption. In addition, information reporting and backup withholding will apply to payments of principal on the debentures unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

     Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of a debenture or common stock effected outside the United States by a foreign office of a foreign "broker" (as defined in applicable Treasury regulations), provided that such broker

     o derives less than 50 percent of its gross income for certain periods from the conduct of a trade or business in the United States,

     o is not a controlled foreign corporation for U.S. federal income tax purposes and

     o with respect to sales effected after December 31, 2000, is not a foreign partnership that, at any time during its taxable year, is 50 percent or more (by income or capital interest) owned by U.S. persons or is engaged in the conduct of a U.S. trade or business.

     Payment of the proceeds of the sale of a debenture or common stock effected outside the United States by a foreign office of any other broker will not be subject to backup withholding tax, but will be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of a sale or other disposition (including a payment of cash in lieu of a fractional share upon conversion) of a debenture or common stock by the United States office of a broker will be subject to information reporting requirements and backup withholding tax unless the beneficial owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

                            SELLING SECURITYHOLDERS

     We originally issued the debentures in a private placement in March 2000. Selling securityholders may offer and sell the debentures and the underlying common stock pursuant to this prospectus.



     The following table contains information furnished to us by selling securityholders as of July 31, 2000, with respect to the selling securityholders and the principal amount of debentures and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus.



                                             Principal amount                           Number
                                              of debentures                           of shares            Percentage
                                            beneficially owned    Percentage       of common stock         of common
                                               that may be       of debentures        that may be           stock
Name                                           sold hereby        outstanding      sold hereby(1)        outstanding(2)
-----                                     --------------------   ------------      ----------------      --------------

1976 Distribution Trust FBO A.R.
   Lauder/ Zinterhofer                             20,000            **                      178               **
1976 Distribution Trust FBO Jane A.
   Lauder                                          20,000            **                      178               **
AIG/ National Union Fire Insurance              1,410,000            **                   12,568               **
Alexandria Global Investment Fund 1
LTD                                             2,150,000            **                   19,164               **
Allstate Insurance Company                      2,700,000(3)         **                   24,067               **
Aloha Airlines Non- Pilots Pension Trust          190,000            **                    1,694               **
Aloha Pilots Retirement Trust                     110,000            **                      981               **
Andraos Georges and/ or Maya and
   Hatem Fouad and/ or Noha                       400,000            **                    3,565               **
Argent Classic Convertible Arbitrage
   Fund (Bermuda) L.P.                          8,500,000            1%                   75,766               **
Argent Convertible Arbitrage Fund Ltd.          2,000,000            **                   17,827               **
Ariston Internet Convertible Fund                  35,000            **                      312               **
Arkansas PERS                                   3,175,000            **                   28,301               **
Arpeggio Fund                                     400,000            **                    3,565               **
Associated Electric and Gas Insurance
   Services Limited                             1,200,000            **                   10,696               **
Banc of America Securities LLC                  2,000,000            **                   17,827               **
Barclays Capital Securities LTD                 2,500,000            **                   22,284               **
BBT Fund, L.P.                                 17,000,000            2%                  151,532               **
Boilermakers Blacksmith Pension Trust           2,250,000            **                   20,056               **
British Virgin Ialands Social Security
Board                                              39,000            **                      348               **
C & H Sugar Company, Inc.                         300,000            **                    2,674               **
Calamos Market Neutral Fund- Calamos
Investment Trust                                  600,000            **                    5,348               **
Castle Convertible Fund, Inc.                     500,000            **                    4,457               **
Chartwell Investment Partners                   2,000,000            **                   17,827               **
CIBC World Markets International
   Arbitrage Corp.                              8,500,000            1%                   75,766               **
Circlet (IMA) Limited                           1,500,000            **                   13,370               **
City University of New York                        95,000            **                      847               **
Clariden Bank                                     500,000            **                    4,457               **
Clinton Riverside Convertible
   Portfolio Limited                              750,000            **                    6,685               **



                                             Principal amount                           Number
                                              of debentures                           of shares            Percentage
                                            beneficially owned    Percentage       of common stock         of common
                                               that may be       of debentures        that may be           stock
Name                                           sold hereby        outstanding      sold hereby(1)        outstanding(2)
-----                                     --------------------   ------------      ----------------      --------------
Colgate- Palmolive Company Retirement
Trust                                           2,000,000            **                   17,827               **
Conseco Fund Group Convertible
Securities Fund                                   750,000            **                    6,685               **
Conseco Health Insurance Company                  500,000            **                    4,457               **
Conseco Senior Health Insurance
Company Convertible                               500,000            **                    4,457               **
Conseco Variable Insurance Company
Convertible                                       250,000            **                    2,228               **
Consulting Group Capital Markets Funds            200,000            **                    1,783               **
Cova Bond Debenture Fund                          500,000            **                    4,457               **
Delaware PERS                                   2,600,000            **                   23,175               **
Deutsche Bank Securities Inc                  150,289,000            21%               1,339,623               1%
Edgar Bright, Jr.                                 400,000(4)         **                    3,565               **
Elf Aquitaire                                     200,000            **                    1,783               **
Federated Equity Income Fund, Inc.              6,835,000            **                   60,925               **
Federated Insurance Series, on behalf
   of its Federated Equity Income
   Fund II                                      2,310,000            **                   20,591               **
Fidelity Devonshire Trust: Fidelity
   Equity- Income Fund                         15,600,000            2%                  139,053               **
Fidelity Financial Trust: Fidelity
   Convertible Securities Fund                 74,500,000            10%                 664,067               **
Fidelity Puritan Trust: Fidelity Puritan
Fund                                           11,100,000            2%                   98,942               **
Fidelity Securities Fund: Fidelity
   Growth & Income Portfolio                   42,197,000            6%                  376,129               **
Fifth Third Bank                                  930,000            **                    8,290               **
First Republic Bank                               205,000            **                    1,827               **
FIST Franklin Equity Income Fund                3,750,000            **                   33,426               **
FIST Convertible Securities Fund                3,250,000            **                   28,969               **
FTVIP Franklin Growth and Income
Securities Fund                                 7,000,000            **                   62,396               **
Fuji U.S. Income Open                             500,000            **                    4,457               **
George Adams                                       10,000            **                       89               **
George P. Andraos                                 100,000            **                      891               **
Goldman Sachs and Company                          40,000            **                      357               **
Grady Hospital Foundation                         148,000            **                    1,319               **
Greek Catholic Union                               40,000            **                      357               **
Gryphon Domestic II, LLC                        1,100,000            **                    9,805               **
Hawaiian Airlines Employees
   Pensioin Plan- IAM                             165,000            **                    1,471               **
Hawaiian Airlines Pension Plan for
   Salaried Employees                              45,000            **                      401               **
Hawaiian Airlines Pilots Retirement Plan          250,000            **                    2,228               **
IBM Retirement Plan                                95,000            **                      847               **
ICI American Holdings Trust                     1,375,000            **                   12,256               **
Independence  Blue Cross                          150,000            **                    1,337               **
Investcorp SAM Fund Limited                     1,100,000            **                    9,805               **



                                             Principal amount                           Number
                                              of debentures                           of shares            Percentage
                                            beneficially owned    Percentage       of common stock         of common
                                               that may be       of debentures        that may be           stock
Name                                           sold hereby        outstanding      sold hereby(1)        outstanding(2)
-----                                     --------------------   ------------      ----------------      --------------

Cova Bond Debenture Fund
Delaware PERS
Deutsche Bank Securities Inc                      500,000            **                    4,457               **
Edgar Bright, Jr.                               2,600,000            **                   23,175               **
Elf Aquitaire                                 150,289,000            21%               1,339,623               1%
Federated Equity Income Fund, Inc.                400,000 4)         **                    3,565               **
Federated Insurance Series, on behalf             200,000            **                    1,783               **
   of its Federated Equity Income               6,835,000(           **                   60,925               **
Island Holding                                     80,000            **                      713               **
J.P. Morgan Securities, Inc.                    8,000,000            1%                   71,309               **
JMG Capital Partners, LP                          500,000            **                    4,457               **
JMG Triton Offshore Fund, Ltd.                    500,000            **                    4,457               **
Kentfield Trading, Ltd.                         9,500,000            1%                   84,680               **
L.A. Fire and Police Pension Fund               4,500,000            **                   40,111               **
Lehman Brothers Inc.                           10,204,000            1%                   90,955               **
Libertyview Funds L.P.                          1,000,000            **                    8,914               **
Lions Club International Foundation               200,000            **                    1,783               **
Local Initiatives Support Corporation              61,000            **                      544               **
Lord Abbett Bond Debenture Fund                10,000,000            1%                   89,136               **
Lydian Overseas Partner Master Fund            25,000,000            3%                  222,841               **
                                               ==========
Lynn Torbit McConnell                              10,000(5)         **                       89               **
Mainstay VP Convertible Portfolio               2,000,000            **                   17,827               **
Massachusetts Mutual Life Insurance
   Company                                      3,575,000            **                   31,866               **
MassMutual Corporate Investors                  1,215,000            **                   10,830               **
MassMutual High Yield Partners II LLC           3,570,000            **                   31,822               **
MassMutual Participation Investors                640,000            **                    5,705               **
McMahan Securities Co. L.P.                        53,000            **                      472               **
Merrill Lynch Insurance Group                     348,000            **                    3,102               **
Museum of Fine Arts, Boston                        80,000            **                      713               **
Nalco Chemical Company                            550,000            **                    4,903               **
Nationwide Family of Funds, on
   behalf of its Nationwide Equity
   Income Fund                                    930,000            **                    8,290               **
New Orleans Firefighters Pension/
   Relief Fund                                    151,000            **                    1,346               **
Occidental Petroleum Corporation                  261,000            **                    2,326               **
Ohio Bureau of Workers Compensation               182,000            **                    1,622               **
Ohio National Equity Income Portfolio,
on behalf of its Ohio National Fund, Inc.         145,000            **                    1,292               **
Onyx Fund Holdings, LDC                         3,000,000            **                   26,741               **
Oppenheimer Convertible Securities
Fund                                            9,000,000            1%                   80,223               **
Oxford, Lord Abbett and Co.                     1,400,000            **                   12,479               **
Parker- Hannifin Corporation                      140,000            **                    1,248               **
Peoples Benefit Life Insurance Company          4,000,000            **                   35,655               **
Pitney Bowes Retirement Plan                    2,500,000            **                   22,284               **
PRIM Board                                      4,750,000            **                   42,340               **
ProMutual                                         310,000            **                    2,763               **
Putnam Asset Allocation Funds-
   Balanced Portfolio                             560,000            **                    4,992               **
Putnam Asset Allocation Funds-
   Conservative Portfolio                         360,000            **                    3,209               **
Putnam Convertible Income- Growth
Trust                                           5,000,000            **                   44,568               **
Putnam Convertible Opportunities and
   Income Trust                                   220,000            **                    1,961               **


                                             Principal amount                           Number
                                              of debentures                           of shares            Percentage
                                            beneficially owned    Percentage       of common stock         of common
                                               that may be       of debentures        that may be           stock
Name                                           sold hereby        outstanding      sold hereby(1)        outstanding(2)
-----                                     --------------------   ------------      ----------------      --------------

JMG Triton Offshore Fund, Ltd.                    500,000            **                    4,457               **
Kentfield Trading, Ltd.                         9,500,000            1%                   84,680               **
L.A. Fire and Police Pension Fund               4,500,000            **                   40,111               **
Lehman Brothers Inc.                           10,204,000            1%                   90,955               **
Libertyview Funds L.P.                          1,000,000            **                    8,914               **
Lions Club International Foundation               200,000            **                    1,783               **
Local Initiatives Support Corporation              61,000            **                      544               **
Lord Abbett Bond Debenture Fund                10,000,000            1%                   89,136               **
Lydian Overseas Partner Master Fund            25,000,000            3%                  222,841               **
Lynn Torbit McConnell                              10,000            **                       89               **
Mainstay VP Convertible Portfolio               2,000,000            **                   17,827               **
Massachusetts Mutual Life Insurance
   Company                                      3,575,000(5)         **                   31,866               **
Quattro Fund, LLC                               1,500,000            **                   13,370               **
Queen's Health Plan                                65,000            **                      579               **
Retail Clerks Pension Trust #2                  3,000,000            **                   26,741               **
Rhapsody Fund, LP                                 700,000            **                    6,240               **
Robertson Stephens                             10,000,000            1%                   89,136               **
Sage Capital                                    4,000,000            1%                   35,655               **
San Diego County Employee's
   Retirement Association                          65,000            **                      579               **
SG Cowen Securities Inc.                        2,900,000            **                   25,850               **
Shell Pension Trust                               326,000            **                    2,906               **
St. Albans Partners Ltd                         4,000,000            **                   35,655               **
Starvest Combined Portfolio                     1,740,000            **                   15,510               **
State of Maryland Retirement Agency             3,629,000            **                   32,348               **
State of Oregon / SAIF Corporation              7,500,000            1%                   66,852               **
State of Oregon Equity                          8,275,000            1%                   73,760               **
TCW Group, Inc.                                41,020,000            6%                  365,638               **
The Grable Foundation                             143,000            **                    1,275               **
The Northwestern Mutual Life
   Insurance Company                           12,000,000(6)         2%                  106,964               **
UBKAM Arbitrage Fund                            1,000,000            **                    8,914               **
UBKAM European High Yield Fund                     50,000            **                      446               **
UBKAM Global High Yield Fund                      950,000            **                    8,468               **
UBS Warbug LLC                                   350,000            **                    3,120               **
University of Rochester                            80,000            **                      713               **
Variable Insurance Products Fund:
   Equity- Income Portfolio                     7,770,000            1%                   69,259               **
Yield Strategies Fund II, LP                    4,000,000            **                   35,655               **
ZCM/ HFR Index Management, L.L.C.                  75,000            **         669                            **
Zenica Holdings Trust                           1,210,000            **                   10,786               **
Any other holder of debentures or
   future transferee, pledgee, donee or
   successor or any holder(7)...........       97,329,000            13%                 867,556               **

-------------------

**   Less than 1%

(1) Assumes conversion of all of the holder's debentures at a conversion price of $112.1875 per share of common stock. However, this conversion price will be subject to adjustment as described under "Description of Debentures--Conversion." As a result, the amount of common stock issuable upon conversion of the debentures may increase or decrease in the future.

(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 179,618,298 shares of common stock outstanding as of July 31, 2000. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's debentures. However, we did not assume the conversion of any other holder's debentures.

(3) Does not include an aggregate of 117,700 shares held by affiliates of Allstate, which shares are not being registered for resale hereon.

(4) Does not include an aggregate of 2,000 shares of Common stock that are not being registered for resale hereon.

(5) Does not include an aggregate of 400 shares of common stock that are not being registered for resale hereon.

(6) Includes $500,000 held in The Northwestern Mutual Life Insurance Company Group Annuity Separate Account. Does not include an aggregate of 27,200 shares of Vitesse Common Stock held by affiliates of the Security Holder, which shares are not being registered for resale hereon.


(7) Information about other selling securityholders will be set forth in prospectus supplements, if required. Assumes that any other holders of debentures, or any future transferees, pledgees, donees or successors of or from any such other holders of debentures, do not beneficially own any common stock other than the common stock issuable upon conversion of the debentures at the initial conversion rate.



     We prepared this table based on the information supplied to us by the selling securityholders named in the table and we have not sought to verify such information.

     The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their debentures since the date on which the information in the above table is presented. Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements.

     Because the selling securityholders may offer all or some of their debentures or the underlying common stock from time to time, we cannot estimate the amount of the debentures or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of the debentures and the underlying common stock offered by this prospectus. The debentures and the underlying common stock may be sold from time to time to purchasers:

     o    directly by the selling securityholders;

     o through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the debentures and the underlying common stock.

     The selling securityholders and any such broker-dealers or agents who participate in the distribution of the debentures and the underlying common stock may be deemed to be "underwriters." As a result, any profits on the sale of the debentures and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     If the debentures and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

     The debentures and underlying common stock may be sold in one or more transactions at:

     o    fixed prices;

     o    prevailing market prices at the time of sale;

     o    varying prices determined at the time of sale; or

     o    negotiated prices.

     These sales may be effected in transactions:

     o on any national securities exchange or quotation service on which the debentures and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

     o    in the over-the-counter market;

     o in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

     o    through the writing of options.


     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. In addition, the debentures or the underlying common stock may be distributed by a selling securityholder to its partners, members or shareholders.


     In connection with sales of the debentures and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the debentures and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the debentures and underlying common stock short and deliver debentures and underlying common stock to close out short positions, or loan or pledge debentures and underlying common stock to broker-dealers that in turn may sell the debentures and underlying common stock.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the debentures and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the debentures and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the debentures and the underlying common stock by other means not described in this prospectus.

     Our common stock trades on the Nasdaq National Market under the symbol "VTSS". We do not intend to apply for listing of the debentures on any securities exchange or for quotation through Nasdaq. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the debentures. See "Risk Factors-Holders may not be able to sell the debentures."

     There can be no assurance that any selling securityholder will sell any or all of the debentures or underlying common stock pursuant to this prospectus. In addition, any debentures or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the debentures and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the debentures and the underlying common stock to engage in market-making activities with respect to the particular debentures and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the debentures and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the debentures and the underlying common stock.

     Pursuant to the registration rights agreement filed as an exhibit to the registration statement of which this prospectus is a part, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the debentures and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                 LEGAL MATTERS

     The validity of the issuance of Vitesse Semiconductor Corporation's securities offered by this prospectus will be passed upon for Vitesse Semiconductor Corporation by Davis Polk & Wardwell, Menlo Park, California.

                                    EXPERTS


     The historical consolidated financial statements and schedule and the supplemental consolidated financial statements and supplemental schedule of Vitesse Semiconductor Corporation as of September 30, 1999 and 1998 and for each of the years in the three year period ended September 30, 1999, have been incorporated by reference herein, and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


      Ernst & Young LLP, independent auditors, have audited Orologic, Inc.'s financial statements included in Vitesse Semiconductor Corporation's Current Report on Form 8-K dated March 31, 2000, as amended on May 25, 2000 and on June 7, 2000, for the years ended December 31, 1999 and 1998, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about Orologic, Inc.'s ability to continue as a going concern as described in Note 2 to the financial statements), which is incorporated by reference in this prospectus and elsewhere in the registration statement. Orologic, Inc.'s financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The Company will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee.


SEC registration fee................................................. $ 190,080
Legal fees and expenses..............................................    25,000
Accounting fees and expenses.........................................    25,000

Miscellaneous expenses...............................................     9,920
                                                                      ---------
          Total...................................................... $ 250,000
                                                                      =========


Item 15.  Indemnification of Directors and Officers.

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Paragraph 9 of the Registrant's Amended Certificate of Incorporation and Article 6 of the Registrant's Bylaws provide for indemnification of the Registrant's directors and officers to the maximum extent permitted by the Delaware General Corporation Law. The Registrant also maintains, and intends to continue to maintain, insurance for the benefit of its directors and officers to insure such persons against certain liabilities, including liabilities under the Securities laws. Reference is also made to Section 8 of the Registration Rights Agreement (Exhibit 4.1 hereof) indemnifying officers and directors of the Registration against certain liabilities.

Item 16.  Exhibits.

                   >

4.1*         Indenture, dated as of March 7, 2000, between the Company and
             Lehman Brothers Inc., Goldman, Sachs & Co and Prudential
             Securities Incorporated, including the form of the Company's 4.00%
             Convertible Subordinated Debentures Due 2005.
4.2*         Registration Rights Agreement, dated as of March 13, 2000, between the Company and Lehman
             Brothers Inc., Goldman, Sachs & Co. and Prudential Securities Incorporated.
4.3+         Form of Debenture (included in Exhibit 4.1).
5.1          Opinion of Davis Polk & Wardwell.
12.1         Statement of Computation of Ratio of Earnings to Fixed Charges.
23.1         Consent of KPMG LLP, Independent Accountants.
23.2         Consent of Ernst & Young LLP, Independent Auditors
23.3         Consent of Counsel (included in Exhibit 5.1).
24.1+        Power of Attorney (included on page II-3).
25.1+        Statement of Eligibility of Trustee for Indenture under Trust Indenture Act of 1939 on Form T-1.

-------------------
* Previously filed with the Securities and Exchange Commission on the Registrant's Quarterly Report on Form 10-Q for the three months ended March 31, 2000.

+    Previously filed with this Registration Statement.

Item 17.  Undertakings.

     A.   Undertaking Pursuant to Rule 415

     The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

     B. Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C.  Undertaking in Respect of Indemnification

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on the Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Camarillo, State of California, on this 31st day of August, 2000.

                                            VITESSE SEMICONDUCTOR CORPORATION


                                            By  /s/ Eugene F. Hovanec
                                                --------------------------------
                                                Name:    Eugene F. Hovanec
                                                Title:   Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on the 31st day of August 2000 in the capacities indicated.


                 Signature                                Title
                 ---------                                -----
        /s/ Louis R. Tomasetta
-------------------------------------   President, Chief Executive Officer, and
            Louis R. Tomasetta          Director (principal executive officer)

        /s/  Eugene F. Hovanec
-------------------------------------   Vice President, Finance and Chief
             Eugene F. Hovanec          Financial Officer (principal financial
                                        and accounting officer)

        /s/ James A. Cole
-------------------------------------   Director
            James A. Cole

        /s/ Pierre R. Lamond
-------------------------------------   Chairman of the Board of Directors
            Pierre R. Lamond

        /s/ John C. Lewis
-------------------------------------   Director
            John C. Lewis

        /s/ Alex Daly
-------------------------------------   Director
            Alex Daly

        /s/  Vincent Chan
-------------------------------------   Director
             Vincent Chan

        /s/ Eugene F. Hovanec
-------------------------------------   Director
            Eugene F. Hovanec
            Attorney-in-Fact

                               INDEX TO EXHIBITS



 Exhibit                       Description
 -------                       -----------

 4.1* Indenture, dated as of March 7, 2000, between the Company and Lehman Brothers Inc., Goldman, Sachs & Co and Prudential Securities Incorporated, including the form of the Company's 4.00% Convertible Subordinated Debentures Due 2005.

 4.2* Registration Rights Agreement, dated as of March 13, 2000, between the Company and Lehman Brothers Inc., Goldman, Sachs & Co. and Prudential Securities Incorporated.

 4.3+     Form of  Debenture (included in Exhibit 4.1).

 5.1      Opinion of Davis Polk & Wardwell.

12.1      Statement of Computation of Ratio of Earnings to Fixed Charges.

23.1      Consent of KPMG LLP, Independent Accountants.

23.2      Consent of Ernst & Young LLP, Independent Auditors.

23.3      Consent of Counsel (included in Exhibit 5.1).

24.1+     Power of Attorney (included on page II-3).

25.1+     Statement of Eligibility of Trustee for Indenture under
          Trust Indenture Act of 1939 on Form T-1.
-------------------
* Previously filed with the Securities and Exchange Commission on the Registrant's Quarterly Report on Form 10-Q for the three months ended March 31, 2000.

+ Previously filed with this Registration Statement.